As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    Commission file number 1-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

For the Years Ended December 31, 2003 and 2002, with Report of Independent Auditors

Employer Identification #13-5268975
Plan #003

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 25, 2004

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Statements of Assets Available for Benefits

	December 31

	2003	2002

Assets
Investments, at Fair Value:
Shares of Registered Investment Companies	$355,844,875	$262,973,152
Bank Collective Funds	359,041,512	285,946,174
ABN AMRO Unitized ADR Fund	11,946,325	6,508,906
Loans to Participants	22,963,627	21,122,825

Total Investments	749,796,339	576,551,057

Contributions Receivable:
Employers	43,750,367	38,217,577

Total Contributions Receivable	43,750,367	38,217,577

Assets Available for Benefits	$793,546,706	$614,768,634

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Statements of Changes in Assets Available for Benefits

	Year Ended December 31

	2003	2002

Additions
Contributions:
Participants	$51,439,669	$47,142,873
Employers	55,026,192	48,903,735
Transfer of Assets of Merged Plans	-	151,021,831
Investment Income	15,523,080	2,008,137

Total Additions	121,988,941	249,076,576

Deduction
Benefits Paid to Participants	37,841,204	56,005,915
Transfer of Assets	-	3,906,835

Total Deductions	37,841,204	59,912,750

Net Realized and Unrealized Appreciation
(Depreciation) in Fair Value of Investments	94,630,335	(71,223,184)

Net Increase	178,778,072	117,940,642
Assets Available for Benefits at Beginning of Year	614,768,634	496,827,992

Assets Available for Benefits at End of Year	$793,546,706	$614,768,634

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Notes to Financial Statements

1. Description of the Plan

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), affiliates and subsidiaries, and employees of Consumer & Commercial Client and Private Client & Asset Management Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a “limited participant” as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. Up to June 30, 2002, a participant could contribute up to 15% of basic annual compensation earned while a Plan participant, subject to the limits under law that existed at that time. Effective July 1, 2002, the percentage limitation increased to 100%, subject to the limits under the law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant’s elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant’s account based on the relationship of each participant’s annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

On February 1, 2001, ABN AMRO North America Holding Company acquired the trust operations of Alleghany Asset Management. Effective January 1, 2002, any former Alleghany Asset Management Savings and Profit Sharing Plan participant who was a salaried employee of a sponsor of the Alleghany Asset Management Savings and Profit Sharing Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan. The Alleghany Asset Management Plan was merged with the Plan on January 1, 2002, and assets of approximately $30.1 million related to these employees were transferred to the Plan on January 3, 2002, and are included in the Statement of Changes in Assets Available for Benefits.

On April 2, 2001, LaSalle Bank Corporation acquired 100% of the outstanding common shares of Michigan National Corporation. Effective January 1, 2002, the Michigan National Corporation 401(k) Investment Plan was merged with the Plan and assets of approximately $120.9 million related to this merger were transferred to the Plan on February 1, 2002, and are included in the Statement of Changes in Assets Available for Benefits. Effective January 1, 2002, a Michigan National Corporation 401(k) Investment Plan participant who was a salaried employee of a sponsor of the Michigan National Corporation 401(k) Investment Plan or other related Employer on December 31, 2001 was eligible to participate in the Plan, upon satisfying eligibility requirements of the Plan.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Investment Options: The Plan offers twelve investment options listed below:

  LaSalle Income Plus Fund
  ABN AMRO Value Fund
  ABN AMRO Real Estate Fund
  ABN AMRO Bond Fund
  ABN AMRO Balanced Fund
  ABN AMRO/Montag & Caldwell Growth Fund
  ABN AMRO/Veredus Aggressive Growth Fund
  ABN AMRO Company Stock (ADR) Fund
  LaSalle Large Cap Equity Index Fund
  Artisan International Fund
  ING International Value Fund
  Royce Total Return Fund

Effective January 1, 2003, the following investment options for participants had the following name changes:

As of December 31, 2002	Effective January 1, 2003

ABN AMRO/Chicago Capital Bond Fund	ABN AMRO Balanced Fund
ABN AMRO/Chicago Capital Balanced Fund	ABN AMRO Bond Fund
LaSalle S&P 500 Index Fund	LaSalle Large Cap Equity Index Fund

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and the ABN AMRO Company Stock (ADR) Fund, all parties in interest to the plan. In addition, contributions to the funds are invested in the Artisan and ING International funds and the Royce Total Return Fund.

Participant Accounts: Net earnings of the Plan are allocated to a participant’s account when earned based on the relationship of each participant’s adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Effective January 1, 2002, employees of the ABN AMRO Wholesale Client Service (WCS) business unit were no longer eligible to participate in the Plan. Assets of approximately $78.1 million related to WCS employees were sold on December 31, 2002, and the related gain and loss activity is included in the Statement of Changes in Assets Available for Benefits.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant’s loans from the Plan during the 12-month period ending on the day before the loan is made. Two outstanding loans are permitted. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1.5% above LaSalle Bank N.A.’s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

Investment Income Recognition: Purchases and sales of securities and funds are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

3. Investments

The Plan’s investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Riggs National Bank has been retained as custodian for the ADR Fund and as the Plan’s subcustodian.

Appreciation/ (Depreciation) in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2003		2002

	Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year

Fair Value as Determined by
Quoted Market Price:
Shares of Registered
Investment Companies	$55,606,673	$355,844,875	$(48,449,803)	$262,973,152
ABN AMRO Unitized
ADR Fund*	4,085,680	11,946,325	761,382	6,508,906

Total	59,692,353	367,791,200	(47,688,421)	269,482,058
Fair Value as Determined by
Quoted Redemption Value:
Bank Collective Funds*	34,937,982	359,041,512	(23,534,763)	285,946,174

Total	34,937,982	359,041,512	(23,534,763)	285,946,174
Fair Value Approximates
Outstanding Balance:
Loans to Participants	-	22,963,627	-	21,122,825

Total	-	22,963,627	-	21,122,825

Total Appreciation (Depreciation)
In Fair Value	$94,630,335	$749,796,339	$(71,223,184)	$576,551,057

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2003	2002

ABN AMRO*/Montag & Caldwell Growth Fund	$95,519,654	$77,718,815
ABN AMRO*/Chicago Capital Balanced Fund	**	42,822,598
ABN AMRO* Balanced Fund	54,296,354	**
ABN AMRO*/Chicago Capital Bond Fund	**	39,610,190
ABN AMRO* Bond Fund	43,179,551	**
Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	161,425,671	**
S&P 500 Index Fund	**	113,918,446
LaSalle Income Plus Fund	197,615,841	172,027,729
ABN AMRO* Equity Mutual Funds:
Value Fund	60,560,693	45,020,932

Total	$612,597,764	$491,118,710

*Indicates a party in interest to the Plan

**Effective January 1, 2003, the indicated investment options had name changes. The new names with corresponding balances are reflected in the 2003 column.

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

4. Transactions With Parties in Interest

LaSalle Bank Corporation and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan	EIN 13-5268975
Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

	December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment or Number of Shares/Units	Current Value

Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	5,746,322	$161,425,671
LaSalle Income Plus Fund	197,615,841	197,615,841

Shares of registered investment companies:
ABN AMRO* Value Fund	5,806,394	60,560,693
ABN AMRO* Balanced Fund	4,779,609	54,296,354
ABN AMRO* Bond Fund	4,279,440	43,179,551
ABN AMRO*/Montag & Caldwell Growth Fund	4,365,615	95,519,654
ABN AMRO*/Veredus Aggressive Growth Fund	1,508,499	23,623,091
ABN AMRO*/ Real Estate Fund	1,249,489	15,181,292
Artisan International Fund	1,599,034	30,237,739
ING International Value Fund	910,535	13,758,177
Royce Total Return Fund	1,843,739	19,488,324

ABN AMRO* Unitized ADR Fund	980,976	11,946,325

Loans to participants	Varying rates originated at Prime + 1.5% and varying maturities	22,963,627

Total investments		$749,796,339

*Indicates party in interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

Date:	June 28, 2004	By:	/s/ Robert Thompson

			Name:	Robert Thompson
			Title:	Senior Vice President,
Trust and Asset Management,
LaSalle Bank N.A.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Ernst & Young